Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
YM BioSciences Inc.

We consent to the use of our report dated September 22, 2005, with respect to the consolidated balance sheets of YM BioSciences Inc. as at June 30, 2005 and 2004 and the related consolidated statements of operations and deficit and cash flows for the years ended June 30, 2005, 2004 and 2003 and for the period from August 17, 1994 to June 30, 2005, included in the annual report on Form 40-F of YM BioSciences Inc. and to our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated September 22, 2005 included in the annual report on Form 40-F of YM Biosciences Inc.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
September 28, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of financial statements, such as the changes described in Note 1(n), Changes in accounting policies, to the Company's consolidated financial statements as at June 30, 2005 and 2004, and for each of the years in the three-year period ended June 30, 2005 and for the period from August 17, 1994 to June 30, 2005.  Our report to the shareholders dated September 22, 2005, included in the annual report on form 40-F, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
September 28, 2005